                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 11)1

                            WEBFINANCIAL CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    777764309
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

--------------------------------                    ----------------------------
CUSIP No. 777764309                    13D              Page 2 of 6 Pages
--------------------------------                    ----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*
                     WC, OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,672,314**
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,672,314**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,672,314**
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes  78,369  shares of Common Stock  issuable  upon exercise of warrants.

--------------------------------                    ----------------------------
CUSIP No. 777764309                    13D              Page 3 of 6 Pages
--------------------------------                    ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,899,772**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,899,772**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,899,772**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     43.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes (i) 227,458  shares of Common Stock  issuable upon exercise of options  and (ii) 78,369  shares of Common  Stock  issuable  upon exercise of warrants.

--------------------------------                    ----------------------------
CUSIP No. 777764309                    13D              Page 4 of 6 Pages
--------------------------------                    ----------------------------

            The following  constitutes  Amendment No. 11 ("Amendment No. 11") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 11 amends the
Schedule 13D as specifically set forth.

   Item 3 is amended to read as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase price of the 1,593,945 Shares of Common
Stock and the 78,369  warrants  owned by Steel  Partners  II is  $4,334,044  and
$2,796, respectively. The Shares of Common Stock and the warrants owned by Steel
Partners II were acquired with partnership  funds. The aggregate  purchase price of the 2,500 Shares of Common Stock purchased by Mr.  Lichtenstein is $8,281 and came from his personal funds.

   Item 5(a) is amended to read as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  4,366,866  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the  Issuer's  Quarterly  Report  on Form  10-Q  for the  fiscal  quarter  ended
September 30, 2001.

                 As of the  close  of  business  on  December  13,  2001,  Steel
Partners II beneficially  owned 1,672,314  Shares of Common Stock,  constituting approximately 38.3% of the Shares outstanding. Included therein is 78,369 Shares of Common  Stock  issuable  upon the  exercise  of  warrants.  Mr.  Lichtenstein beneficially  owned 1,899,772 Shares,  representing  approximately  43.5% of the
Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,500 Shares owned by him and the 1,672,314 Shares owned by Steel
Partners II by virtue of his  authority to vote and dispose of such Shares.  All of such Shares (other than Shares  issuable upon exercise of the warrants)  were acquired in open-market transactions. In addition, Mr. Lichtenstein is deemed to be the  beneficial  owner of 227,458  Shares of Common Stock  issuable  upon the exercise of options.

   Item 5(c) is amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past 60 days.

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CUSIP No. 777764309                    13D              Page 5 of 6 Pages
--------------------------------                    ----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2001                  STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By:  /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ------------------------------
                                           WARREN G. LICHTENSTEIN

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CUSIP No. 777764309                    13D              Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

     Shares of
      Common                            Price Per              Date of
  Stock Purchased                       Share($)               Purchase
 -----------------                     ----------             ---------
                             STEEL PARTNERS II, L.P.
                             -----------------------

       5,800                            2.73140                10/23/01
       6,000                            2.58170                10/30/01
      13,000                            2.83080                11/06/01
       1,000                            2.75000                11/07/01
         300                            2.58000                11/08/01
       2,000                            2.63000                11/09/01
       2,000                            2.58000                11/12/01
      24,500                            2.73760                11/30/01

                               WARREN LICHTENSTEIN
                               -------------------

                                      None